January 21, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tamika Sheppard

Re:	Theriva Biologics, Inc. Registration Statement on Form S-1 Filed December 10, 2024, as amended File No: 333-283722

Dear Ms. Sheppard:

Theriva Biologics, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-283722), as amended, be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Thursday, January 23, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

THERIVA BIOLOGICS, INC.

By:	/s/ Steven A. Shallcross
Name:	Steven A. Shallcross
Title:	Chief Executive Officer and Chief Financial Officer

cc: Leslie Marlow, Blank Rome LLP